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Prospectus Supplement No. 2                     Filed Pursuant to Rule 424(b)(3)

To Prospectus dated June 20, 2001                     Registration No. 333-37684

                                  $200,000,000
                             PINNACLE HOLDINGS INC.
                  5.5% Convertible Subordinated Notes Due 2007
             and Common Stock Issuable Upon Conversion of the Notes
            The Date of This Prospectus Supplement is August 3, 2001

         This prospectus supplement relates to the resale by the selling securityholders of 5.5% convertible subordinated notes due 2007 of Pinnacle Holdings Inc. and the shares of common stock, par value of $0.01 per share, issuable upon the conversion of the notes.

         This prospectus supplement should be read in conjunction with the prospectus dated June 20, 2001 and the prospectus supplement No. 1 dated July 27, 2001, which are to be delivered with this prospectus supplement.

         The following table sets forth information concerning beneficial ownership of the notes by the selling securityholders as listed below. This table supplements the information provided in the prospectus dated June 20, 2001 and prospectus supplement No. 1 dated July 27, 2001. All information concerning beneficial ownership has been furnished by the selling securityholders on or before August 2, 2001.

                           Principal Amount
                               of Notes        Number of Shares    Relationships
                          Beneficially Owned    of Common Stock         with
Name                       That May be Sold   That May be Sold(1)     Pinnacle
----                      ------------------  -------------------  -------------

Fidelity Financial Trust:
  Fidelity Convertible
  Securities Fund (2)         $1,000,000            12,759               No

(1) Assumes conversion of all of the selling securityholder's notes at a conversion price of $78.375 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes--Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future. Under the terms of the indenture governing the notes, fractional shares will not be issued upon conversion of the notes. Pinnacle Holdings Inc. will pay an amount in cash in lieu of fractional shares, if any.

(2) The principal amount of notes registered pursuant to this prospectus supplement No. 2 is in addition to the $13,060,000 principal amount of notes registered by Fidelity Financial Trust: Fidelity Convertible Securities Fund ("FFT") pursuant to the prospectus supplement No. 1 dated July 27, 2001. FFT is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under
       Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Massachusetts corporation.